

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

November 27, 2006

Mr. Jack F. Callahan, Jr.
Executive Vice President and Chief Financial Officer
Dean Foods Company
2515 McKinney Avenue, Suite 1200
Dallas, TX 75201

> **Re:** **Dean Foods Company**
> **Form 10-K for the Fiscal Year Ended December 31, 2005**
> **Filed March 10, 2006**
> **File No. 001-12755**

Dear Mr. Callahan:

We have reviewed your filings, and have the following comments. We have limited our review of your filings to those issues we have addressed in our comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

 Form 10-K for the Fiscal Year Ended December 31, 2005

Note 6 – Intangible Assets, page F-16

1.   Below the table presenting the changes in carrying value of goodwill, you explain a $29.4 million reduction in goodwill for WhiteWave Foods as the result of the settlement of a contractual obligation in an amount less than previously estimated in the preliminary purchase price allocation. Please tell us and revise your disclosure to explain which business acquisition the contractual obligation was related to and when the acquisition occurred. If the acquisition occurred more than a year prior to the time the contractual obligation was settled, tell us why the

settlement was reported as a purchase price adjustment considering the guidance in paragraphs 40 – 41 of SFAS 141.

Note 11 – Stockholders' Equity, page F-29

2.   Within the table of stock options granted, cancelled and exercised, you present a total of 2,466,594 shares granted during 2005 with a weighted average exercise price of $28.90. Per your table of the high and low sales price of your common stock as quoted on the New York Stock Exchange for the year ended December 31, 2005 as presented on page 19, the low price for the year was $31.74 during the first quarter of 2005. Please tell us how the weighted average price of stock options granted during 2005 is below the low sales price of your common stock. If necessary, revise your tables to correct this discrepancy.

Closing Comments

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

        You may contact Mark A. Wojciechowski at (202) 551-3759, or in his absence, Kimberly Calder at (202) 551-3701 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3686 with any other questions.

                                        Sincerely,

                                        Karl Hiller
                                        Branch Chief